ATELIER MEATS CORP.

February 28, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

Attention: Jennifer Angelini

100 F St NE

Washington, DC 20549

Re:   Atelier Meats Corp.

Offering Statement on Form 1-A

File No. 024-12184

Qualification Request

Requested Date: February 29, 2024

Requested Time: 1:00 p.m. Eastern Time

Ms. Angelini:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, Atelier Meats Corp. (the “Company”) hereby respectfully requests that the above-referenced Offering Statement on Form 1-A, as amended  (the “Offering Statement”), be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company, or its legal counsel, J. Martin Tate, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

We request that we be notified of the qualification of the Offering Statement by telephone call to J. Martin Tate of Kunzler Bean & Adamson, at (801) 792-5002.

We are also attaching as an exhibit hereto a copy of the No Objection Letter received by Dalmore with respect to this Offering.

If you have any questions or comments regarding this qualification request, please direct them to Mr. Tate.

Very truly yours,

/s/ Leighton Bocking

Leighton Bocking

Chief Executive Officer

cc:  J. Martin Tate

Kunzler Bean & Adamson

February 28, 2024

DALMORE GROUP LLC

525 Green Place

Woodmere, NY 11598

Attn: Oscar Seidel

Re: No Objections Letter
FINRA Filing ID: 2023-03-15-6944112
Atelier Meats Corp.
CIK #: 0001968237
SEC Reg. #: 024-12184

Dear Sir/Madam:

In connection with the above-referenced filing, the Corporate Financing Department (Department) has reviewed the information and documents submitted through FINRA's public offering filing system.

This letter confirms that based on such information and documents, the Department raises no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements.

You should note that the Department also requires to be filed on a timely basis for review: (1) any amendments to documents that impact the underwriting terms and arrangements, including an increase or decrease to the offering proceeds, (2) changes in the public offering price, and (3) a copy of the final prospectus. If such changes indicate a modification of the terms and arrangements of the proposed offering, further review may result in a change in the Department's no objections decision.

The Department's decision to raise no objections is based on the information as presented to FINRA in connection with this offering and should not be deemed a precedent with respect to the fairness and reasonableness of the underwriting terms and arrangements of any other offering. Please be advised that, in raising no objections, FINRA has neither approved nor disapproved of the issuer's public offering and neither this letter nor any communication from FINRA should be construed or represented as FINRA approval. In addition, this letter does not constitute any approval or disapproval regarding the issuer that is the subject of the above-referenced submission, including the legality of such issuer's activities. This decision to raise no objections relates solely to the FINRA rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with any federal or state laws, or other regulatory or self-regulatory requirement s.

If you have questions regarding this letter, please call the undersigned at (240) 386-4623.

Regards,

Sebastian Tron
Reviewer

Corporate Financing Department